Balanced Fund - NOTE G
Reorganization
     On May 29, 2002, the shareholders of the John Hancock Independence Balanced Fund ("Independence Balanced Fund") approved an Agreement and Plan of Reorganization, which provided for the transfer of substantially all of the assets and liabilities of Independence Balanced Fund in exchange solely for Class I shares of the Fund. The acquisition was accounted for as a tax-free exchange of 866,555 Class I shares of the Fund for the net assets of the Independence Balanced Fund, which amounted to $9,562,352 for Class I shares, respectively, including $1,052,507 of unrealized appreciation, after the close of business on June 7, 2002.